Exhibit 99.4

Wolseley plc Board Appointment

Wolseley plc today announces that, with effect from 1 July 2003, Gareth Davis will be joining the Board as a non-executive director. Mr Davis, aged 53, has spent 30 years in the tobacco industry and is Chief Executive of Imperial Tobacco Group plc, the UK's largest cigarette manufacturer.

Mr Davis will join the Audit Committee, which will then comprise of Mr Murray (Chairman), Mr Allan, Mr Davis and Mr Whybrow. At the same time, the composition of the Treasury Committee will be amended with Messrs Murray and Whybrow stepping down. The Treasury Committee will continue to be a committee of the Board whose members comprise of Mr Webster (Chairman), Mr Banks and Mr Verrier (the Group's treasurer).

John Whybrow, Chairman of Wolseley plc, commented: "We are delighted to welcome Gareth Davis to the Board. Gareth has an outstanding track record and will bring great experience to the group in his non-executive role. Gareth's achievements speak for themselves and we look forward to benefiting from his broad knowledge of international business".

There are no matters relating to Mr Davis which would require disclosure under paragraph 6.F.2(b) to (g) of the Listing Rules.

Ends.

For further information, please contact Mark White, Group Company Secretary, on 0118 929 8700.